September 19, 2012

Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Bluerock Total Alternatives Real Estate Fund, File Nos. 333-181848 and 811-22710.

Dear Mr. Brown:

On behalf of our client, Bluerock Total Income+ Real Estate Fund (formerly the Bluerock Total Alternatives Real Estate Fund) (the “Fund” or “Registrant”), the purpose of this letter is to respond the comments of the staff of the Securities and Exchange Commission (the “Staff”) as set forth in the comments delivered from the Staff by phone on September 19, 2012.  Please find below the Registrant’s responses to the comments of the Staff, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1.  On page 39 of the Prospectus, in the Anti-Takeover section of the Prospectus, briefly explain Investment Company Act of 1940 requirements for electing directors.

Response.  Per the comments delivered by the Staff on September 19, 2012, this comment was has been withdrawn.  As such, no change will be made to the section referenced in Comment 1.

Comment 2.  On page 13, in the “Summary of Fund Expenses” section, Footnote 3, note 2, clarify that no reimbursement can be made unless the reimbursement is under the cap in place at the time the expense was waived or reimbursed.

Response.  Page 13, in the “Summary of Fund Expenses” section, Footnote 3, note 2 has been changed to say “the reimbursement may not be made if it would cause the expense limitation in effect at the time the expenses were waived or absorbed to be exceeded...”

Comment 3.  The staff continues to believe that the Fund name will be confusing to shareholders.  Please change the name of the Fund.

Responses.  The Registrant will delete the work “Bluerock” from the Fund’s name.  This change will be reflected in the definitive prospectus filing under to Rule 497.

Comment 4.  Please update the EDGAR system to correctly identify the name of the Fund.

Response.  The Registrant update the EDGAR system to correctly identify the name of the Fund when the definitive prospectus is filed under Rule 497.

Comment 5.  Clarify that the 10% limit on hedge funds applies to all funds relying exclusively on 3(c)(1) or 3(c)(7), not just those charging performance fees.

Response.  The disclosure has been revised as follows:  The Fund will not invest more than 10% of the Fund’s assets in “hedge funds” (i.e., investment funds that would be investment companies but for the exemptions under Rule 3(c)(1) or 3(c)(7) under the 1940 Act).

* * * *

The Registrant has authorized me to convey to you that the it acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

2.

Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

________________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

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